UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 2020

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 1, 2020, Akari Therapeutics, Plc (the “Company”) announced the appointment of Torsten Hombeck, Ph.D., pursuant to the Executive Employment Agreement, dated June 30, 2020 (the “Employment Agreement”), to be the Chief Financial Officer of the Company, effective as of June 30, 2020.

The Employment Agreement has a term of one year from the Employment Date with automatic renewals for successive one-year periods. Either party may give written notice of non-renewal of the current term at least three months prior to the expiration of the current term. The Company is entitled to terminate the Employment Agreement upon notice in the case of termination with or without cause or upon Dr. Hombeck’s death or disability. Dr. Hombeck is entitled to terminate the employment agreement upon notice for good reason or upon at least 90 days’ prior written notice.

Under the Employment Agreement, Dr. Hombeck’s annual base salary is $290,000 which is subject to review on an annual basis. Dr. Hombeck is also eligible to receive an annual cash bonus with a target of 30% of base salary, provided that the actual amount of such bonus shall be determined by the Board or an appropriate committee thereof in its sole discretion. The Employment Agreement also provides that Dr. Hombeck is entitled following the Employment Date to a stock option to purchase 7,000,000 Ordinary Shares (equivalent to 70,000 ADSs) under the Company’s Amended and Restated 2014 Equity Incentive Plan. The option will have a term of ten years with an exercise price equal to the closing price of the grant date and will vest ratably on an annual basis over four years, beginning on the grant date, provided that Dr. Hombeck remains employed with the Company, and subject to acceleration in the case of change of control. Dr. Hombeck shall be entitled to a stock option to purchase 3,000,000 Ordinary Shares (equivalent to 30,000 ADSs) consistent with the aforementioned terms on January 1, 2021 provided that he is still employed by the Company.

Upon termination of Dr. Hombeck’s employment by the Company for cause or by Dr. Hombeck without good reason or in the case of Dr. Hombeck’s disability or death or by non-renewal by Dr. Hombeck, then he shall be entitled to any accrued but unpaid base salary, expense reimbursement and vested and accrued benefits.

Upon termination of Dr. Hombeck’s employment without cause, or by Dr. Hombeck for good reason or upon non-renewal by the Company of the term, in addition to any accrued but unpaid base salary, expense reimbursement and vested and accrued benefits, he shall be entitled to receive (a) prior to July 1, 2021, an amount equal to 50% of the sum of (i) 12 months of base salary in effect before the employment terminates, plus (ii) the target annual performance bonus to which Dr. Hombeck may have been entitled to for the year in which the employment terminates and (b) after July 1, 2021, an amount equal to the sum of (i) 12 months of base salary in effect before the employment terminates, plus (ii) the target annual performance bonus to which Dr. Hombeck may have been entitled to for the year in which the employment terminates; provided further that, (x) in the event of non-renewal of the term, such performance bonus is not owed unless termination occurs within one year of a change in control and (y) in the event that such termination occurs within one year of a change of control, the aforementioned sums in either clause (a) or (b) shall be multiplied by 1.5 times. In each such instance of termination, Dr. Hombeck shall also be entitled to an amount equal to the Company’s share of the medical insurance premium that the Company pays for Dr. Hombeck under its health care plan for 12 months (18 months in the event of a change of control) following the date of termination and Dr. Hombeck’s employment.

The Employment Agreement also contains restrictive covenants for the Company’s benefit and Dr. Hombeck is required to maintain the confidentiality of our confidential information.

The foregoing summary of the Employment Agreement is subject to, and qualified in its entirety by, a copy of the Employment Agreement attached hereto as Exhibit 10.1, which is incorporated herein by reference.

 Dr. Hombeck, age 50, has over two decades of experience of in the biotechnology industry, finance, capital markets and M&A transactions as well as clinical and commercial drug development and regulatory filings. Dr. Hombeck has served as a financial consultant to the Company since October 2019. From August 2017 to April 2019, Dr. Hombeck served as Chief Executive Officer and Chief Financial Officer of Fagus Grecon, Inc, a leading provider in the development and manufacturing of industrial measuring systems and fire prevention solutions. His previous positions include Chief Commercial and Strategy Officer and Managing Director at Promethera Biosciences LLC, a private biopharmaceutical company, where he served from May 2016 to August 2017, and Co-Chief Executive Officer and Chief Business Officer at Cytonet LLC where he played an integral role in its acquisition by Promethera Biosciences S.A. in 2016 and served from August 2013 to April 2016. Dr. Hombeck also previously served as Chief Financial Officer at both Agennix AG and GPC Biotech AG. He holds a Masters in Business Administration from Thunderbird American Graduate School of International and a Ph.D. in Finance and Accounting from EBS University of Business and Law, Oestrich-Winkel.

On July 1, 2020, the Company issued a press release announcing the appointment of Dr. Hombeck. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The information contained in this report and the statement in the first paragraph of Exhibit 99.1 is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

10.1	Executive Employment Agreement dated June 30, 2020 between Akari Therapeutics Plc and Torsten Hombeck

99.1	Press Release dated July 1, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Chief Executive Officer and Chief Operating Officer

Date: July 1, 2020